NEWS RELEASE

November 24, 2005

Trading Symbol: TSX: RNG

Amex: RNO

RIO NARCEA AWARDS MANDATE FOR FINANCING OF TASIAST GOLD PROJECT

CELEBRATES THE OFFICIAL COMMENCEMENT OF CONSTRUCTION IN MAURITANIA

Toronto, Canada – Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") announces the signing of a mandate letter with Macquarie Bank Ltd. to provide a $45 million debt facility for the construction of the Tasiast gold mine located in Mauritania, West Africa.

The debt facility, which is subject to Macquarie Bank’s credit approval including the usual technical and legal due diligence, includes a $40 million project loan facility repayable in quarterly installments with final maturity in June 2011; a $5 million guaranteed loan facility with final maturity in December 2011 and a gold hedging facility under which the Company will be required to cover 340,000 ounces of gold production until March 31, 2012, assuming the total facility is drawn down.

Macquarie Bank, headquartered in Sydney, Australia, is a leading provider of services and products to the global resources industry including equity, debt and mezzanine financing, structured hedging products and advisory services.

Once the debt facility is finalized, and with the Company having cash and cash equivalents at September 30, 2005 of $57.6 million as well as ongoing and increasing cash flow from the Aguablanca mine, Rio Narcea will have more than sufficient funds to cover the capital cost to construct the Tasiast mine.

In addition, Rio Narcea recently celebrated the official commencement of construction at its Tasiast mine with a ceremony held at the project site, approximately 310 km northeast of the capital city of Nouakchott, Mauritania.

Attending the ceremony with the Company’s senior management and management and employees of the Company’s local subsidiary, Tasiast Mauritanie Limited SA, were representatives from the Government of the Islamic Republic of Mauritania including the Honourable Minister of Mines and Industry, Monsieur Mohamed Ould Ismael Ould Abeidna; the Director of the Department of Mines, Monsieur Ibrahima Lamine Wane and other representatives from the Department of Mines. Also attending was Monsieur N'Daye Kane, the Governor of the Region of Inchiri, and their Excellencies, the Ambassador of Spain, the Ambassador of France, and the Honorary Counsel of Canada in Mauritania.

Commenting on the untapped resource potential and business climate of Mauritania, John Hick, Chief Executive Officer of Rio Narcea stated “Mauritania is a large country with an abundant natural resource potential, but geological potential alone is not enough. There must also be an acceptable and reliable legal system in place, together with a supportive government, to encourage foreign companies. Rio Narcea is pleased to say that it has found this framework in Mauritania and would like to take this opportunity to compliment the Government of Mauritania for its foresight in creating a modern mining law and a very supportive mining department, which encourages the development of its resources.”

The Tasiast gold mine, which is expected to be in production in mid-2007, has measured and indicated resources of approximately 12.07 million tonnes averaging 3.06 g/t gold, or 1.19 million ounces. This resource includes proven and probable reserves within four proposed open pits of 9.01 million tonnes averaging 3.06 g/t gold, or approximately 886,000 ounces at a gold price of US$370 per ounce. In addition, Tasiast has inferred resources of 12.4 million tonnes averaging 2.25 g/t gold or approximately 899,000 ounces.

Tasiast is forecast to produce approximately 120,000 ounces annually at a cash cost of approximately $220 per ounce during the first three years of operation. Over the current 8-year mine life based on the current reserves, Tasiast is forecast to produce an average of 105,000 ounces of gold annually at a cash operating cost of approximately $240 per ounce.

The orebody is open at depth and the Company believes that there is good potential to extend the mine life beyond the current eight years. With the commencement of construction at the Tasiast mine site, the Company will be renewing its regional exploration efforts within the 312 km2 exploitation license encompassing the Tasiast project. In addition, it expects to pursue exploration of the more than 17,000 km2 of exploration licenses in due course.

For further information, contact John W. W. Hick, Chief Executive Officer or Steve Dawson, Manager, Investor Relations.

Tel: (416) 956 7470                                                                                    E-Mail: info@rngm.com

Fax: (416) 956 7471                                                                          Website: www.rionarcea.com

Forward-looking Statements: Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.